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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.    )*

                                  ALPHARMA INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                  Class A Common Stock, par value $.20 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  001629 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Einar W. Sissener
                                c/o Alpharma Inc.
                               One Executive Drive
                            Fort Lee, New Jersey 07024
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 10, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                -----------------------------------
CUSIP NO.   001629 10 4                      PAGE    2      OF    41     PAGES
         --------------------                     --------     --------
-----------------------------                -----------------------------------


--------------------------------------------------------------------------------

      NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1

            A. L. Industrier AS
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                        (b)  [ ]
  2

--------------------------------------------------------------------------------
      SEC USE ONLY
  3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4

      00, BK
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
  5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6

            Norway
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF          7
                                9,500,000

                          ------------------------------------------------------
         SHARES                 SHARED VOTING POWER
                          8
      BENEFICIALLY              -0-

        OWNED BY          ------------------------------------------------------
                                SOLE DISPOSITIVE POWER
          EACH            9
                                9,500,000
    REPORTING PERSON
                          ------------------------------------------------------
          WITH                  SHARED DISPOSITIVE POWER
                          10

                                -0-
                          ------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      9,500,000
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      40%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                         PAGE      3       OF      41     PAGES
                                              ------------    ----------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This statement (this "Statement") relates to the Class A common stock, par value $.20 per share (the "Common Stock"), of Alpharma Inc. (the "Issuer"). The principal executive office of the Issuer is One Executive Drive, Fort Lee, New Jersey 07024.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      (a) This Statement constitutes the initial Statement on Schedule 13D of A.
L. Industrier AS, a Norwegian corporation ("Industrier") with respect to 1,273,438 shares of Common Stock which will be issuable upon conversion of 1,273,438 newly issued shares of Class B Common Stock of the Issuer which Industrier committed to acquire from Issuer pursuant to a Stock Subscription and Purchase Agreement ("Stock Subscription Agreement") dated February 10, 1997. Until its name change in 1984, Industrier's corporate name was Apothekernes Laboratorium A.S.

      Certain information required by Item 2 concerning directors and executive officers of Industrier is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

      Mr. Einar W. Sissener ("Sissener") is Chairman of the Board of Industrier and, together with a family controlled private holding company and certain relatives, beneficially owns approximately 55% of Industrier's outstanding shares entitled to vote and, accordingly, may be deemed a controlling person of Industrier.

      (b) The address of the principal business office of Industrier is Harbitzalleen 3, 0275 Oslo, Norway.

      (c) Industrier is a holding company which owns, in addition to its interest in Issuer's shares, controlling and non-controlling interests in corporations engaged, primarily in Norway and other European countries, in the food industry, the medical diagnostic industry and other industries and owns certain real estate interests in Norway.

      (d) During the past five years, neither Industrier or to the knowledge of Industrier any of the executive officers or directors of Industrier, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither Industrier, or to the knowledge of Industrier any of the executive officers or directors of Industrier, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Industrier is a corporation organized and existing under the laws of Norway and, to its knowledge, each of its executive officers and directors is a citizen of Norway.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      Funds to acquire the shares of Class B Common Stock to be purchased pursuant to the Stock Subscription Agreement will be obtained from available corporate funds and, to the extent required, from a bank borrowing. Industrier has received an irrevocable payment letter from the lending bank providing for a loan to Industrier of up to the entire purchase price for such shares. The letter is irrevocable until December 10, 1997. Industrier will pledge up to 2,000,000 shares of the Class B Common Stock to the bank as security for the loan. Although the terms and documentation of the loan and pledge have not been completed, the pledge arrangement will not affect Industrier's right to vote or to receive dividends with respect to the pledged shares (except in the event of foreclosure).

                                         PAGE      4       OF      41     PAGES
                                              ------------    ----------


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

      Industrier currently owns beneficially 8,226,562 shares of Class B Common Stock of Issuer which it acquired in 1983 in exchange for its ownership of all the capital stock of the Issuer's predecessor. The exchange was pursuant to a recapitalization transaction that preceded the initial public offering of Issuer's Common Stock in 1984. The Class B Common Stock entitles the holders thereof, as a class, to elect a majority of the directors of Issuer and is convertible, on a share for share basis, into Common Stock. Industrier owns all of the outstanding shares of Issuer's Class B Common Stock and accordingly has been a controlling person of Issuer since 1983. Industrier has previously reported its beneficial ownership of Common Stock (which may be acquired upon conversion of its Class B Common Stock of Issuer) on Schedule 13G. In 1994 Sissener and other shareholders of Industrier received certain warrants to purchase shares of Common Stock in a transaction between Issuer and Industrier. See Item 5 below.

      On February 10, 1997, Industrier and Issuer entered into the Stock Subscription Agreement under which Industrier agreed to purchase from Issuer 1,273,438 newly-issued shares of Class B Common Stock at a price of $16.34 per share (total consideration: $20,807,976.92). The purposes of the transaction are to increase Industrier's investment in Issuer and to provide Issuer with additional equity capital. The acquisition of additional shares of Class B Common Stock will not increase or otherwise affect Industrier's position as a controlling person of Issuer because it previously owned (and has no present intention to dispose of) all outstanding shares of Issuer's Class B Common Stock. As set forth in the Stock Subscription Agreement, the Issuer intends, subject to registration under the Securities Act of 1933, to effect a distribution of special rights to the holders of the Common Stock. Such special rights will entitle each holder to acquire approximately .16 of a share of Common Stock at an exercise price of $16.34 per share. The expiration date of the special rights has not yet been determined, but is expected to be set between August 15 and November 15, 1997. Although Industrier is not required to complete the acquisition of the newly issued shares of Class B Common Stock until the expiration date of the special rights, Industrier has determined to filed this Schedule 13D at this time.

      Except for the special rights distribution referred to above and subject to such actions as may be taken by the Issuer's Board of Directors in the normal course of carrying out is responsibilities, Industrier has no present plan or proposal which relate to or would result in the acquisition or disposition by any person of securities of Issuer, any extraordinary corporate transaction or sale of material assets of Issuer, any change in the board of directors (except as may occur at the next annual meeting of Issuer), any material change in the Issuer's capitalization, dividend policy, business or corporate structure, any change in Issuer's charter, bylaws or other instruments which may impede an acquisition of control of Issuer, causing any class of Issuer's securities to be delisted or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 or any similar action.

      Nothing herein is intended to limit Industrier's right and ability to suggest to Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Common Stock of Issuer to elect a majority of the Issuer's directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) Based on Industrier's beneficial ownership of 9,500,000 shares of Class B Common Stock (including the 1,273,438 shares which it has committed to purchase under the Stock Subscription Agreement), Industrier beneficially owns 9,500,000 shares of Common Stock (which it may acquire upon conversion, on a share-for-share basis, of the Class B Common Stock. Such beneficial ownership of Common Stock constitutes approximately 40% of the outstanding Common Stock (assuming conversion of such Class B Common Stock and the issuance of no shares of Common Stock pursuant to the special rights offering described in item 4 above).

      Sissener beneficially owns certain Warrants to purchase an aggregate of 1,383,004 shares of Common Stock, of which 233,250 Warrants (owned by a family trust owned by Sissener's wife) are currently exercisable and the balance become exercisable on October 3, 1997. The Warrants have an exercise price of $21.945 (subject to antidilution adjustment upon the occurrence of certain events, including the special rights distribution described in Item 4 above) and expire, if not previously exercised, on January 3, 1999.

                                         PAGE      5       OF      41     PAGES
                                              ------------    ----------


      (b) The shares of Issuer beneficially owned by Industrier is held of record by Wangs Fabrik A.S., a wholly-owned subsidiary of Issuer. However, Industrier possesses sole power to direct voting and disposition of such shares. Sissener possesses sole power of disposition as to the Warrants beneficially owned by him.

      (c) Industrier has effected no transactions in the Issuer's Common Stock during the past sixty days except the execution of the Stock Subscription Agreement described in item 4 above in Oslo, Norway on February 10, 1997.

      (d) No person other than Industrier has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Common Stock beneficially owned by Industrier or the Common Stock issuance upon conversion thereof.

      (e)  Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

      Industrier is not a party to or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer, except:

      (i) the Stock Subscription Agreement described in item 4 above and filed as Exhibit I hereto (which contains provisions for Issuer to provide certain registration rights to Industrier);

      (ii) a Control Agreement dated February 7, 1986, as amended from time to time, (filed as Exhibit II hereto) which prohibits Industrier from selling or otherwise transferring any shares of Issuer's Class B Common Stock prior to November 1, 1999 without the prior approval of Issuer's Board of Directors, except that up to 50% such shares may be pledged pursuant to normal financing arrangements; and

      (iii) up to 2,000,000 shares of the Issuer's Class B Common Stock beneficially owned by Industrier will be pledged as security for borrowings to be made to finance the acquisition of shares by Industrier. See Item 3 above.

      A Warrant Agreement dated October 3, 1994, between Issuer and The First National Bank of Boston (filed as Exhibit IV hereto) which sets forth the provisions of the Warrants to purchase shares of Common Stock beneficially owned by Sissener.

      The provisions of the exhibits referred to in this Item 6 are herein incorporated by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

      Exhibit I   -- Stock Subscription Agreement dated February 10, 1997
                     (described in item 4)

      Exhibit II  -- Control Agreement dated February 7, 1986 and amendment thereto dated December 30, 1996. (described in item 6)

      Exhibit III -- Irrevocable Payment Letter dated February 14, 1997
                     (referred to in Item 3).

      Exhibit IV  -- Warrant Agreement dated October 3, 1994 (referred to in
                     Item 6 above).

      Exhibit V   -- Power of attorney from Industrier to execute and file
                     reports under ss.13 and 16 of the Securities Exchange Act of 1934, as amended.